Exhibit 99.1

AKUMIN PROVIDES UPDATES RELATED TO

ALLIANCE HEALTHCARE SERVICES ACQUISITION

Plantation, FL — July 26, 2021 — Akumin Inc. (NASDAQ/TSX: AKU) (“Akumin”) is pleased to provide an update with respect to its previously announced proposed acquisition of Alliance HealthCare Services, Inc. (“Alliance”) and to announce the filing today in Akumin’s public disclosure at www.sedar.com and www.sec.gov of (i) consolidated financial statements of Alliance for the years ended December 31, 2020 and 2019, (ii) condensed consolidated financial statements of Alliance as of March 31, 2021, (iii) unaudited pro forma combined financial information as at March 31, 2021 (after giving effect to the acquisition and related financing arrangements), and (iv) management discussion and analysis relating to items (i) and (ii) above.

The acquisition continues to be expected to close in the third quarter of 2021 subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions, including final approval of the Toronto Stock Exchange.

Management Composition Post-Closing of Acquisition

Upon closing of the acquisition, Riadh Zine, Akumin’s existing President and Chief Executive Officer, will be named Chairman and Co-Chief Executive Officer of Akumin and Rhonda Longmore-Grund, Alliance’s existing President and Chief Executive Officer, will be named President and Co-Chief Executive Officer of Akumin. In addition, William Larkin, Alliance’s existing Chief Financial Officer, will be named Chief Financial Officer of Akumin and Mohammad Saleem, Akumin’s existing Chief Financial Officer, will be named Senior Vice President of Financial Reporting. Other senior officer positions will be announced as determined in connection with the acquisition.

Director Appointments Post-Closing of Acquisition

Further, as previously announced, on closing of the acquisition, the Akumin board of directors will exercise its right in accordance with applicable corporate laws to increase the size of the board and appoint a nominee of Thaihot Investment Co., LTD (the “Seller”), the seller of Alliance, to fill the vacancy at closing.

In addition, as previously announced, Akumin will hold a special meeting of shareholders within 90 days after closing the acquisition for the appointment of three additional nominees to its board of directors. Subject to clearance of customary exchange conditions, those nominees will consist of (i) James Wyper, (ii) Rhonda Longmore-Grund and (iii) Paul Viviano.

Mr. Wyper will serve as a nominee of Stonepeak, a leading alternative investment firm providing debt and equity financing to Akumin in connection with the acquisition of Alliance. Mr. Wyper is a Senior Managing Director with Stonepeak Infrastructure Partners where he is responsible for leading investments across the healthcare, transportation and logistics sectors. Ms. Longmore-Grund joined Alliance in 2016 as Executive Vice President and Chief Financial Officer before being named Chief Executive Officer in 2018. Mr. Viviano has been President and Chief Executive Officer of Children’s Hospital Los Angeles since 2015 and has served as an independent director on Alliance’s board of directors. Akumin has obtained voting support agreements in respect of the election of the three additional nominees from certain shareholders and persons who will become shareholders after giving effect to the issuance of shares to be issued in connection with the acquisition and related financing arrangements.

Each of the existing directors of Akumin are expected to continue to serve on the board, with Riadh Zine becoming Chairman, Stan Dunford becoming Chairman Emeritus and Murray Lee remaining the lead independent director upon closing of the acquisition.

Financial Information

We previously announced, based on the last twelve months ended March 31, 2021, the combined company is expected to have pro forma revenue(1) in excess of $730 million and pro forma adjusted EBITDA(1) in excess of $210 million. Based on the financial information filed in our public disclosure today and Akumin’s previously filed financial information, for the last twelve months ended March 31, 2021, such pro forma revenue would be $730 million and pro forma adjusted EBITDA would be approximately $213 million. Akumin’s revenue was $247 million with adjusted EBITDA(2) of $52 million, and Alliance’s revenue was $483 million with adjusted EBITDA of $117 million. On a combined basis, adjusted EBITDA is comprised of each of Akumin’s and Alliance’s adjusted EBITDA, expected cost synergies of $24 million, EBITDA(1) of $8 million from Akumin’s previously announced acquisition in Florida which closed May 1, 2021, and other management adjustments of approximately $12 million, including adjustments for Alliance’s discontinued operations and Alliance’s 2020 management incentive compensation. See “Non-GAAP Measures” below.

(1)	Non-GAAP financial measure. See “Non-GAAP Measures” below, including a quantitative reconciliation to the most directly comparable financial measure.
(2)

Non-GAAP financial measure. See “Non-GAAP Measures” below. Additional information about this measure, including a quantitative reconciliation to the most directly comparable financial measure, can be found under the heading titled “How We Assess the Performance of Our Business – Non-GAAP Measures” in Akumin’s Q1 2021 MD&A.

About Akumin Inc.

Akumin Inc. is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of 137 owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois, Kansas, Georgia, and Massachusetts. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures, performed with the help of over 1,500 team members. For more information, visit www.akumin.com.

About Alliance HealthCare Services, Inc.

Alliance HealthCare Services is a leading national provider of outsourced advanced radiology and radiation therapy services across 45 states in the U.S. Alliance partners with more than 1,000 hospitals, health systems and physician practices to provide a full continuum of solutions, including onsite outpatient services and comprehensive service line management. Alliance’s ~2,100 Team Members deliver exceptional customer and patient care via more than 500 diagnostic radiology and radiation therapy systems. For more information, visit www.alliancehealthcareservices-us.com.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, the factors described in greater detail in the “Risk Factors” section of Akumin’s Annual Information Form dated March 31, 2021, which is available at www.sedar.com and www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Measures

This press release refers to certain non-GAAP measures. These non-GAAP measures are not recognized measures under United States generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP. There is unlikely to be comparable or similar measures presented by other companies. Rather, these non-GAAP measures are provided as additional information to complement those GAAP measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-GAAP measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under GAAP. These non-GAAP measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on GAAP measures. We believe the use of these non-GAAP measures, along with GAAP financial measures, enhances the reader’s understanding of our operating results and is useful to us and to investors in comparing performance with competitors, estimating enterprise value, and making investment decisions. We also believe that securities analysts, investors, and other interested parties frequently use non-GAAP measures in the evaluation of issuers. Our management uses non-GAAP measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

Non-GAAP financial measures presented in this press release are as follows:

“EBITDA” means net income (loss) attributable to shareholders of Akumin before interest expense (net), income tax expense (benefit) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, deferred rent expense (credit) and one-time adjustments.

The following table reconciles pro forma revenue and pro forma adjusted EBITDA to the most directly comparable GAAP financial performance measure:

Akumin:

	Year ended Dec. 31,		Three months ended Mar. 31,		Twelve Month period ended March 31,
	2020	2019	2021	2020	2021
Revenue	251,283	247,436	66,889	71,262	246,910

Net income (loss) attributable to shareholders of Akumin	(20,398)	9,428	681	2,235	(21,952)

Income tax provision (benefit)	(5,750)	3,736	281	445	(5,914)
Depreciation and amortization	20,460	15,587	5,576	4,987	21,049
Interest expense	32,781	20,783	8,368	7,462	33,687
EBITDA	27,093	49,534	14,906	15,129	26,870

Adjustments:
Stock-based compensation	2,084	3,555	427	593	1,918
Settlement costs (recoveries)	2,324	(1,881)	(24)	356	1,944
Acquisition-related costs	1,079	3,403	1,279	219	2,139
Operational financial instrument revaluation and other (gains) losses	(3,908)	1,017	90	(6,267)	2,449
Other financial instruments revaluation and other (gains) losses	22,079	1,806	(3,365)	4,263	14,451
Deferred rent expense (credit)(1)	2,953	2,380	445	675	2,723
Adjusted EBITDA	53,704	59,814	13,758	14,968	52,494

Alliance:

	Year ended December		Three-month period ended March 31		Twelve Month period ended March 31,
	2020	2019	2021	2020	2021
Revenue	496,208	569,388	119,513	132,405	483,316

Net loss attributable to Alliance HealthCare Services, Inc.	(63,409)	(43,135)	(9,907)	(11,566)	(61,750)

Income tax expense (benefit)	264	(6,090)	—	38	226
Net income attributable to non-controlling interest	12,132	18,657	3,895	4,727	11,300
Interest expense, net	56,481	56,187	15,963	13,199	59,245
Depreciation expense	54,870	59,113	12,721	13,860	53,731
Amortization expense	12,240	12,650	2,490	3,134	11,596
Transaction Costs	1,358	12,944	704	514	1,548
Restructuring charges	1,124	6,216	609	136	1,597
Impairment charges	29,580	5,365	—	—	29,580
Severance and related costs	1,870	2,917	129	537	1,462
Loss on extinguishment or modification of debt	14,614	—	—	—	14,614
Legal matters and other expenses (included in “Selling, general and administrative expenses”)	6,465	3,320	2,233	1,447	7,251
Share-based compensation (included in “Selling, general and administrative expenses”)	475	507	110	112	473
Other charges (benefits), net (included in “Other income, net”)	(2,275)	463	97	45	(2,223)
Adjusted EBITDA	125,789	129,114	29,044	26,183	128,650

Less: net income attributable to non-controlling interest	(12,132)	(18,657)	(3,895)	(4,727)	(11,300)

Adjusted EBITDA, net of non-controlling interest	113,657	110,457	25,149	21,456	117,350

Pro forma Twelve Month period ended March 31,
2021
Akumin revenue (per above)	246,910

Alliance revenue (per above)	483,316

Pro forma revenue	730,226

Akumin Adjusted EBITDA (per above)	52,494

Alliance Adjusted EBITDA, net of non-controlling interest (per above)	117,350

Sub-total	169,844
Synergies	23,603
EBITDA from acquisition of six imaging clinics in Florida (2)	7,573
Other management adjustments	12,262
Pro forma Adjusted EBITDA	213,282

(1)	Based on note 7 of the Company’s Q1 2021 Financial Statements; Deferred rent expense (credit) is defined as operating lease cost less operating cash flows from operating leases.
(2)	See Akumin’s press release issued May 3, 2021.

Key Contacts

For Akumin:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com

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